Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP Announces a Change to its Board

Valcourt, Quebec, October 9, 2024 – The Board of Directors of BRP Inc. (TSX : DOO; NASDAQ : DOOO) announces that, for personal reasons, Ms. Estelle Métayer has tendered her resignation as Director of the Company, effective today. Ms. Métayer served on the Board of Directors of the Company since 2014.

“The Board of Directors extends its heartfelt thanks to Estelle for her contributions to the Company and the guidance she has provided over the last decade,” said José Boisjoli, Chair of the Board of Directors of BRP. “Her strategic insights and leadership in governance have helped guide the Company through pivotal moments. BRP was fortunate to benefit from her expertise, and we wish her continued success in all her future endeavours.”

“I thank the shareholders for their trust, serving on BRP’s Board and being able to contribute to its growth and innovation has been an honor and a great source of pride,” said Ms. Métayer.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines. Headquartered in Quebec, Canada, BRP has annual sales of CA$10.4 billion from over 130 countries and a global workforce of close to 20,000 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries: Emilie Proulx Media Relations media@brp.com	For investor relations: Philippe Deschênes Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com